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Exhibit 12

E. I. DU PONT DE NEMOURS AND COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31
	2004	2003	2002	2001		2000
Income from Continuing Operations Before Extraordinary Item and Cumulative Effect of a Change In Accounting Principles	$1,780	$1,002	$1,841	$4,328	(a)	$2,314
(Benefit from) Provision for Income Taxes	(329)	(930)	185	2,467		1,072
Minority Interests in (Losses) Earnings of Consolidated Subsidiaries	(9)	71	98	49		61
Adjustment for Companies Accounted for by the Equity Method	99	360	45	93		(109)
Capitalized Interest	(17)	(29)	(45)	(62)		(69)
Amortization of Capitalized Interest	365 (b)	119 (b)	59	61		65

	1,889	593	2,183	6,936		3,334

Fixed Charges:
Interest and Debt Expense	362	347	359	590		810
Capitalized Interest	17	29	45	62		69
Rental Expense Representative of Interest Factor	91	90	82	78		70

	470	466	486	730		949

Total Adjusted Earnings Available for Payment of Fixed Charges	$2,359	$1,059	$2,669	$7,666		$4,283

Number of Times Fixed Charges are Earned	5.0	2.3	5.5	10.5		4.5

(a)
Includes $3,866 after-tax gain on the sale of DuPont Pharmaceuticals to Bristol-Myers Squibb.

(b)
Includes write-off of capitalized interest associated with exiting certain businesses.

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Exhibit 12